
Mail Stop 3561

January 8, 2008

Mr. David W. Carlson
Executive Vice President and Chief Financial Officer
GameStop Corp.
625 Westport Parkway
Grapevine, Texas 76051

   Re: GameStop Corp.
     Form 10-K for the Fiscal Year Ended February 3, 2007
     Filed April 4, 2007
     File No. 1-32637

Dear Mr. Carlson:

   We have reviewed the response in your letter filed on November 30, 2007 and have the following additional comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 3, 2007

Schedule II – Valuation and Qualifying Accounts, page 48

1. We reviewed your response to prior comment 1 in our letter dated November 2, 2007. It appears that you have assigned a value to acquired merchandise inventories representing estimated selling prices less a reasonable profit allowance. It is unclear to us why your valuation methodology complies with the guidance in paragraph 37(c)(1) of SFAS 141, which states that merchandise inventories should be valued at estimated selling prices less the sum of (a) cost of disposal and (b) a reasonable profit allowance <u>for the selling effort</u> of the acquiring entity. Please explain to us in detail why you believe your estimate represents fair value based on the guidance in paragraph 37(c)(1) of SFAS 141.

To facilitate our understanding please provide us with the following additional information:

- A detailed analysis of your estimated costs of disposal for the acquired merchandise inventories compared to your selling/disposal costs for the three fiscal years prior to the acquisition. The analysis should set forth the nature of the cost elements and their amounts for both estimated and historical selling/disposal costs segregated between costs historically classified in cost of sales and costs historically classified in selling, general and administrative expenses. Also segregate those costs you consider direct and indirect selling/disposal costs and, if applicable, tell us why you believe it is appropriate to include indirect selling/disposal costs in your estimate. In addition, describe the nature of costs included in historical costs of sales (such as the cost of products acquired) and selling, general and administrative expenses that are excluded from your estimate of selling/disposal costs;

- Provide us with an explanation of the reasons for any significant difference in estimated selling/disposal costs as a percentage of the estimated sales value of acquired merchandise inventories as compared to actual selling/disposal costs as a percentage of sales for each of the past three years;

- Tell us how you determined the profit allowance percentage you applied to the estimated sales value of acquired merchandise inventories to derive fair value and why you believe that the profit allowance is a reasonable profit allowance for your selling effort; and

- To the extent applicable, provide a revised calculation of the fair value of acquired merchandise inventories that complies with the allocation guidance in paragraph 37(c)(1) of SFAS 141. If there is a material difference between the revised computation and your initial valuation explain to us how you intend to account for the difference and the basis in GAAP for your accounting treatment.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. In her absence, you may direct your questions to Andrew Blume at (202) 551-3254. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant